Exhibit 12.2

First BanCorp

Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

Six-Month Period Ended June 30, 2013
Including Interest on Deposits
Earnings:
Pre-tax loss from continuing operations	$(194,573)
Plus:
Fixed Charges (excluding capitalized interest)	71,193

Total loss	$(123,380)

Fixed Charges:
Interest expensed and capitalized	$69,514
An estimate of the interest component within rental expense	1,679

Total fixed charges before preferred dividends	$71,193

Preferred dividends	—
Ratio of pre tax income to net income	1.000

Preferred dividend factor	—

Total fixed charges and preferred stock dividends	$71,193

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)
Excluding Interest on Deposits
Earnings:
Pre-tax loss from continuing operations	$(194,573)
Plus:
Fixed Charges (excluding capitalized interest)	21,731

Total earnings	$(172,842)

Fixed Charges:
Interest expensed and capitalized	$20,052
An estimate of the interest component within rental expense	1,679

Total Fixed Charges before preferred dividends	$21,731

Preferred dividends	—
Ratio of pre tax income to net income	1.000

Preferred dividend factor	—

Total fixed charges and preferred stock dividends	$21,731

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

(A)	For the six-month period ended June 30, 2013, the ratio coverage was less than 1:1. The Corporation would have to generate additional earnings of $194.6 million to achieve a ratio of 1:1 for the six-month period ended June 30, 2013.